SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------


                                SCHEDULE 13E-3/A
                                 (Rule 13e-100)
                              TRANSACTION STATEMENT
           (UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13e-3 THEREUNDER)
                                (Amendment No. 2)


                          FIRST FEDERAL BANCORPORATION
                            ------------------------
                                (Name of Issuer)

                          FIRST FEDERAL BANCORPORATION
                            ------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $0.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   319979 10 0
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                          William R. Belford, President
                          First Federal Bancorporation
                                  P.O. Box 458
                                214 Fifth Street
                            Bemidji, Minnesota 56601
                               Tel: (218) 751-5120
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1993.

     c. [ ] A tender offer.

     d. [X] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE
 -------------------------------------------------------------------------------
 Transaction Valuation1                         Amount of filing fee(2)
      $50,421                                           $10.08
 -------------------------------------------------------------------------------

     1. The filing fee is calculated using the closing sales price for the common stock of $10.50 as of August 20, 2001 multiplied by the maximum number of shares to be purchased in the Odd-Lot Tender Offer (4,802 shares).

     2.   1/50 of 1% of the transaction value.

1.       SUMMARY TERM SHEET.
         ------------------

     The information required by this item is incorporated by reference to the section entitled "Summary Term Sheet" included in the Offer to Purchase (the "Offer to Purchase") to be disseminated to stockholders and filed as Exhibit
99.1 hereto.

2.       SUBJECT COMPANY INFORMATION.
         ---------------------------

          (a) The name of the issuer is First Federal Bancorporation (the "Company"). Its principal executive office is located at 214 Fifth Street, Bemidji, Minnesota 56601.


          (b) The title and number of shares outstanding of the class of equity securities which is the subject of this Schedule 13E-3 is the common stock, $0.01 par value per share (the "Common Stock"). As of September 30, 2001, there were 1,269,628 shares of the Common Stock outstanding.


          (c)  The  information   required  by  this  item  is  incorporated  by
               reference to the section entitled "Market Price and Dividend Information" in the Offer to Purchase.

          (d) Since its inception, the Company has not paid any dividends on the Common Stock. Since the Company has no operations apart from its ownership of First Federal Savings Bank of Bemidji, the Company's ability to pay dividends depends on the ability of First Federal to pay dividends to it. Under OTS regulations, First Federal may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of First Federal at the time of the Conversion. In addition, savings institution subsidiaries of savings and loan holding companies are required to give the OTS 30 days' prior notice of any proposed declaration of dividends to the holding company.

               OTS regulations  impose additional  limitations on the payment of
               dividends  and  other  capital  distributions   (including  stock
               repurchases and cash mergers) by First Federal.

               Furthermore, earnings of the Bank appropriated to bad debt reserves for federal income tax purposes are not available for payment of cash dividends or other distributions to the Company without payment of taxes at the then current tax rate by First Federal on the amount of earnings removed from the reserves for such distributions. The Company intends to make full use of this favorable tax treatment afforded to First Federal and the Company and does not contemplate use of any post-Conversion earnings of First Federal in a manner which would limit either the Bank's bad debt deduction or create federal tax liabilities.

          (e) During the past three years, the Company has not made any underwritten public offering of its shares.

          (f) The Company has conducted open-market stock repurchases during the past two years. The following table sets forth for each quarter during the past two years, the number of securities purchased, the average purchase price for each quarter and the range of prices paid for each quarter.

                                                                       RANGE OF                  AVERAGE PRICE
         QUARTER ENDING             # SHARES REPURCHASED               PRICES PAID                  PER SHARE
         --------------             --------------------               -----------               ---------------

         December 31, 1999                     7,800                     7.25                      7.250
         March 31, 2000                       26,750                     6.875-7.00                6.90
         June 30, 2000                       116,367                     6.875-7.00                7.75
         September 30, 2000                        0                        0                        0
         December 31, 2000                         0                        0                        0
         March 31, 2001                          225                     8.59                      8.59
         June 30, 2001                        10,299                     8.56 - 9.50               9.02
         September 30, 2001                        0                        0                        0


3.       IDENTITY AND BACKGROUND OF FILING PERSON.
         ----------------------------------------

          (a) This Statement is being filed by First Federal Bancorporation, whose business address is P.O. Box 458, 214 Fifth Street, Bemidji, Minnesota 56601, and whose business telephone is (218) 751-5120. The filing person is the Company. The names and addresses of each executive officer, director and controlling shareholder of the filing person are set forth on Schedule I of the Offer to Purchase and incorporated herein by reference.

          (b) The state of incorporation of the filing person is Minnesota. The filing person's principal business is 214 Fifth Street, Bemidji, Minnesota 56601.

          (c) The information required by this Item is set forth on Schedule I of the Offer to Purchase and incorporated herein by reference.

4.       TERMS OF THE TRANSACTION.
         ------------------------

          (a) The material terms of the tender offer are described in the Offer to Purchase and incorporated herein by reference.

          (c) Only stockholders owning 99 shares or less are entitled to participate in the Odd-Lot Tender Offer. In addition, shares held in employee benefit plans are not eligible to participate even if meeting the maximum number of shares requirement.

          (d) Stockholders are not entitled to appraisal rights under Minnesota law as a result of the Odd-Lot Tender Offer.

          (e)  Not applicable

          (f)  Not applicable

5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENT.
         -------------------------------------------------------

          (a) There have not been any transactions between the Company and any of its executive officers or directors where the aggregate value of such transactions exceeds $60,000 during the past fiscal year.

          (b)  Not applicable

          (c)  Not applicable

          (e) Other than in connection with the solicitation of revocable proxies by management in accordance with Regulation 14A of the Securities Exchange Act of 1934, as amended, there have been no agreements between the Company, any of its executive officers or directors and any other person with respect to any securities of the Company.

6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
         --------------------------------------------------

          (b) The Company intends that any shares purchased in the Odd-Lot Tender Offer would be retired by the Company.

          (c) If the Odd-Lot Tender Offer results in the number of registered holders of Common Stock being less than 300 holders, the Company would be eligible to terminate the registration of the Common Stock under the Exchange Act. As a result of such termination, the Common Stock would no longer be eligible to be quoted on the Nasdaq SmallCap Market. In such circumstances, the Company would seek to have the Common Stock traded in the Over the Counter Market through the National Quotation Bureau's "Pink Sheets." There can be no assurance that a trading market would exist as a result of such quotation. If, after completion of this Odd-Lot Tender Offer, the Company would not be eligible to terminate the registration of the Common Stock under the Exchange Act, the Company would still be obligated to file periodic reports thereunder.

7.       PURPOSES, ALTERNATIVES, REASONS AND EFFECT.
         ------------------------------------------

     The primary purpose of undertaking the Odd-Lot Tender Offer is to provide an economic means for small stockholders to sell their shares of Common Stock. The Board of Directors of the Company recognizes that the brokerage costs associated with selling less than a round lot of shares may make such a sale unattractive to such small investors. From the Company's standpoint, it incurs the same level of expenses for servicing the accounts of its small and large holders since each is entitled to the same disclosure documents. As such, the Company could reduce its annual stockholder-related expenses by reducing the number of small holders of its shares. In addition, if the Odd-Lot Tender Offer results in the number of registered holders falling below 300, the Company would be eligible to terminate its registration under the

Exchange Act and would be relieved of its periodic reporting requirements. The Company would incur additional cost savings as a result. Based on its expenses for the most recently-completed fiscal year, the Company estimates that such cost savings could be approximately $31,000. This does not include the cost savings the Company will experience as a results of the lower number of shareholder accounts to be maintained.

8.       FAIRNESS OF THE TRANSACTION.
         ---------------------------

     The Board of Directors believes that the Odd-Lot Tender Offer is fair to eligible stockholders. The program is entirely voluntary. Stockholders are not under any obligation to sell their shares. If such stockholders do sell, the sale will be at current market prices but they will not be charged any brokerage fees which are typically higher for transactions of less than one round lot. As such, stockholders will realize more from their sale of stock than they would in ordinary market transactions.

     No stockholder approval is required.

9.       REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
         ------------------------------------------------------

          (a) The Company has not obtained any fairness opinion, appraisal or similar document in connection with this transaction.

          (b)  Not applicable.

          (c)  Not applicable.

10.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         (a,b, d) The Company estimates that there are approximately 98 stockholders owning an aggregate of 4,802 shares eligible to participate in the Odd-Lot Tender Offer. Assuming all such stockholders elected to participate in the Odd-Lot Tender Offer and such shares were purchased at an average price of $10, the total cost to the Company of purchasing such shares would be $48,020. This would be funded with cash and other liquid assets of the Company. No dividend from the Bank nor any outside borrowing would be required to fund the purchase of the Shares. There are no conditions precedent to the Company's purchasing of property-tendered shares by Odd-Lot holders.

         (c) The Company estimates that its total expenses associated with the Odd-Lot Tender Offer will be $12,010 consisting of the following:

                           SEC Filing Fee                         $       10.08
                           Information Agent Fee                  $       3,000
                           Legal Fees                             $       8,000
                           Printing and mailing                   $       1,000

11.      INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

          (a) The aggregate number and percentage of subject securities that are beneficially owned by each person listed in Item 3 of this filing, and by each associate and majority-owned subsidiary of those persons, and the name and address of any such associate or subsidiary, is set forth on Schedule I to the Offer to Purchase and is incorporated herein by reference.

          (b) The information required by this Item regarding any transactions in the subject securities during the past sixty (60) days is set forth on Schedule I of the Offer to Purchase and is incorporated herein by reference.

12.      THE SOLICITATION OR RECOMMENDATION.
         ----------------------------------

          (d) There are no officers, directors or affiliates of the Company (or any other person listed in Item 3 of this filing) who currently are eligible to tender their shares pursuant to the tender offer.

          (e)  Not applicable.

13.      FINANCIAL STATEMENTS.
         --------------------

     The financial statements included in the Company's Annual Report to Stockholders (pps 14-42) as filed with the Securities and Exchange Commission as
Exhibit 13 to the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000 are incorporated by reference herein.

     The financial statements for the nine months ended June 30, 2001 and 2000 as included on pages 3-11 of the Company's Quarterly Report on Form 10-QSB are hereby incorporated by reference.

     No pro forma financial statements are included herein or in any disclosure document to be mailed to stockholders as the Odd-Lot Tender Offer is not anticipated to have a material impact on the Company's financial condition or results of operations.

14.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
         -------------------------------------------------------

     D. F. King has been retained to act as Information Agent for this Odd-Lot Tender Offer but will not make any solicitation or recommendation in connection therewith.

15       OTHER PROVISIONS OF THE TRANSACTIONS.
         ------------------------------------

     Any additional information required to be reported by this Item is included in the materials to be distributed to stockholders which are filed as Exhibits 99.1, 99.2 and 99.3 hereto.

16.      MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         99.1.    Offer to Purchase
         99.2     Letter to Odd-Lot Holders in Registered Form
         99.3     Letter to Odd-Lot Holders in Street Name

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  December 3, 2001                   FIRST FEDERAL BANCORPORATION




                                            By:/s/ William R. Belford
                                               --------------------------------
                                               Name:   William R. Belford
                                               Title:  President






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